UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41872

DDC Enterprise Limited

Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road

Sheung Wan, Hong Kong
+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

On November 16, 2023, DDC Enterprise Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with CMB International Capital Limited and The Benchmark Company, LLC, the representatives of the underwriters to the Underwriting Agreement (the “Underwriters”), relating to the Company’s initial public offering (the “IPO”) of 3,900,000 Class A ordinary shares, par value $0.016 per share (the “Class A Ordinary Shares”).

On November 21, 2023, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-272689), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 15, 2023, as amended, and declared effective by the SEC on November 16, 2023. The Class A Ordinary Shares were priced at $8.50 per share, and the offering was conducted on a firm commitment basis. The Class A Ordinary Shares were previously approved for listing on The NYSE American Exchange and commenced trading under the ticker symbol “DDC” on November 17, 2023.

In connection with the IPO, the Company issued a press release on November 17, 2023 and November 21, 2023 announcing the pricing and closing of the IPO, respectively.

Copies of the Underwriting Agreement, the press releases, the Audit Committee Charter, the Compensation Committee Charter, the Nominating and Corporate Governance Committee Charter, and the Code of Business Conduct and Ethics are attached hereto as Exhibits 10.1, 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, and are incorporated by reference herein. The foregoing summaries of the terms of the Underwriting Agreement are subject to, and qualified in their entirety by, such documents.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited.

Date: November 21, 2023	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Underwriting Agreement dated November 16, 2023 by and between the Company and the Representatives

99.1	Press Release on Pricing and Trading of the Company’s Initial Public Offering

99.2	Press Release on Closing of the Company’s Initial Public Offering

99.3	Audit Committee Charter

99.4	Compensation Committee Charter

99.5	Nominating and Corporate Governance Committee Charter

99.6	Code of Business Conduct and Ethics

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